Jpak Group, Inc.

15 Xinghua Road

Qingdao, Shandong Province, 266401

People’s Republic of China

January 19, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re:	Jpak Group, Inc.
Post-Effective Amendment No. 8 to Registration Statement on Form S-1
Filed December 19, 2011
File No. 333-164100

Form 10-Q for Fiscal Period Ended September 30, 2011
Filed November 14, 2011
File No. 0-53897

Dear Ms. Parker:

This letter is provided in response to your letter dated January 5, 2012 regarding the above-referenced filings of Jpak Group, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form 10-Q for Fiscal Period Ended September 30, 2011

Financial Statements

Note 1 – Organization and Nature of Business, page 7

3. We note your wholly owned subsidiary acquired a 100% interest in Qingdao Jiexin Recycling Resources Technological Developments Co., Ltd. on July 20, 2011. Please tell us why you recorded this acquisition as an equity transaction at cost, as well as the circumstances under which you recognized a gain in the amount of $206,291.

Response: Pursuant to your comment, we revised paragraph 5 within Note 1 to our financial statements to the below:

Qingdao Jiexin Recycling Resources Technological Development Co., Ltd. (“Qingdao Jiexin”) was established on August 29, 2008, in the city of Qingdao, PRC. On July 20, 2011, Qingdao Renmin contributed RMB 5,000,000 (approximately $773,500) and acquired 100% interest in Qingdao Jiexin. As a result, Qingdao Jiexin became a wholly-owned subsidiary of Qingdao Renmin. The fair value of the identifiable assets acquired and liabilities assumed of $979,791 exceeded the fair value of the purchase price of the business of $773,500. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. Accordingly, the Company recognized a gain of $206,291 associated with the acquisition. The gain is included in the line item “Non-operating income” in the Consolidated Statements of Operations for the three months ended September 30, 2011. For the three months ended September 30, 2011, the Company consolidated the financial statements of Qingdao Jiexin and eliminated the intercompany transactions, including the RMB 5,000,000 (approximately $773,500) investment in Qingdao Jiexin.

Jpak Group, Inc.

15 Xinghua Road

Qingdao, Shandong Province, 266401

People’s Republic of China

As per your comments, we made corresponding revisions to the registration statement on Form S-1 at issue.

We also acknowledge as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in each of the filings;
  should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

JPAK GROUP INC.

/s/ Yijun Wang______________

By: Yijun Wang, CEO

Cc: Hunter Taubman Weiss LLP